UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated January 15, 2021.

Buenos Aires, January 15, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Re.: Relevant Information–

Additional Notice to the Call of the General Extraordinary Holders’

Meeting.

Dear Sirs:

The purpose of this letter, as set forth in the rules of the Comisión Nacional de Valores (T.O. 2013, as amended and complemented), is to inform that YPF S.A. (“YPF”) will publish, in accordance with the applicable regulations, an additional notice to the call notice to the holders’ meeting of the Existing Notes – which was originally published in the Official Gazette of the Republic of Argentina and the widespread newspaper “El Cronista” on January 8, 11, 12, 13 and 14, 2021 - to be held on (i) January 25, 2021 at 8:30 a.m. (Buenos Aires time) and 6:30 (EST) for the Holders of XLVII Notes; (ii) January 25, 2021 at 9:00 a.m. (Buenos Aires time) and 7:00 (EST) for the Holders of Class XXVIII Notes; (iii) January 25, 2021 at 9:30 a.m. (Buenos Aires time) and 7:30 (EST) for the Holders of Class XIII Notes; (iv) January 25, 2021 at 10:00 a.m. (Buenos Aires time) and 8:00 (EST) for the Holders of Class XXXIX Notes; (v) January 25, 2021 at 10:30 a.m. (Buenos Aires time) and 8:30 (EST) for the Holders of Class LIII Notes; (vi) January 25, 2021 at 11:00 a.m. (Buenos Aires time) and 9:00 (EST) for the Holders of Class I Notes; and (vii) January 25, 2021 at 11:30 a.m. (Buenos Aires time) and 9:30 (EST) for the Holders of Class LIV Notes (all together, the “Meetings”), due to the fact that the Comisión Nacional de Valores Rules has authorized YPF to apply General Resolution CNV No. 830/2020 in order to carry out the Meetings remotely. The additional notice is attached to this letter.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 15, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer

YPFS.A.

CUIT: 30-54668997-9. ADDITIONAL NOTICE TO THE CALL NOTICE OF THE GENERAL EXTRAORDINARY HOLDERS’ MEETING OF EACH OF THE FOLLOWING NOTES ISSUES BY YPF S.A. (I) CLASS XLVII NOTES DUE 2021; (II) CLASS XXVIII NOTES DUE 2024; (III) CLASS XIII NOTES DUE MARCH 2025; (IV) CLASS XXXIX NOTES DUE JULY 2025; (V) CLASS LIII NOTES DUE 2027; (VI) CLASS I NOTES DUE 2029; AND (VII) CLASS LIV NOTES DUE 2047.

In relation to the notice published in the Official Gazette of the Republic of Argentina under No. 770/21 and the newspaper El Cronista on January 8, 11, 12, 13 and 14, 2021 (the “Call Notice”), by means of which holders of each of the following notes issued by YPF S.A. (the “Company”), in the terms set forth in Section 6.6(b) of each of the indentures, were called to the following meetings: (i) class XLVII notes due 2021 (las “Class XLVII Notes”); (ii) class XXVIII notes due 2024 (las “Class XXVIII Notes”); (iii) class XIII notes due March 2025 (las “Class XIII Notes”); (iv) class XXXIX notes due July 2025 (las “Class XXXIX Notes”); (v) class LIII notes due 2027 (las “Class LIII Notes”); (vi) class I notes due 2029 (las “Class I Notes”); and (vii) class LIV notes due 2047 (las “Class LIV Notes” and collectively, the “Existing Notes”), to each of the following extraordinary holders meetings to be held (i) on first call on January 25, 2021 at 8:30 a.m. (Buenos Aires time) and 6:30 (EST) for the Holders of XLVII Notes; (ii) on first call on January 25, 2021 at 9:00 a.m. (Buenos Aires time) and 7:00 (EST) for the Holders of Class XXVIII Notes; (iii) on first call on January 25, 2021 at 9:30 a.m. (Buenos Aires time) and 7:30 (EST) for the Holders of Class XIII Notes; (iv) on first call on January 25, 2021 at 10:00 a.m. (Buenos Aires time) and 8:00 (EST) for the Holders of Class XXXIX Notes; (v) on first call on January 25, 2021 at 10:30 a.m. (Buenos Aires time) and 8:30 (EST) for the Holders of Class LIII Notes; (vi) on first call on January 25, 2021 at 11:00 a.m. (Buenos Aires time) and 9:00 (EST) for the Holders of Class I Notes; and (vii) on first call on January 25, 2021 at 11:30 a.m. (Buenos Aires time) and 9:30 (EST) for the Holders of Class LIV Notes (collectively, the “Meetings”), respectively, it is informed that due to the ongoing pandemic and the mandatory lockdown or and/or social distancing measures, the Meetings will be held remotely, in accordance with the applicable regulations for these type of meetings, including CNV General Resolution No. 830/2020, which will apply analogically, using the “Cisco Webex Meetings” videoconference system (https://www.webex.com/es/downloads.html) (“Módulo Cisco Webex Events”). Due to the fact that the Meetings will be held remotely, to any effect, it is reminded that the registration date, in accordance with the applicable regulations, in which Holders or its representatives must give notice of their attendance to the Meetings, and send the required documentation in order to participate in the Meetings, is Tuesday, January 19, 2021 inclusive, and the Company may receive powers of attorneys until Thursday, January 21, 2021 inclusive, exercising its reserved right and as informed in the Call Notice. Within the established dates, the following documents should be sent to this email address asamblea.ons@ypf.com: (i) the notice of attendance to the Meeting, (ii) documentation evidencing the identity and legal status of the attendees issued taking in consideration the limitations and conditions that are in place in accordance with the above-mentioned isolation and/or related measures in the corresponding jurisdictions where such documents are being issued; and (iii) their valid e-mail addresses for notice and communication purposes. The Holders that registered in accordance with the abovementioned terms, will receive an email, to the e-mail address they provided when they registered, or the one from which they registered, a link for the access to the corresponding meeting together with a tutorial for access and the development of the meeting so that they can participate in the Meetings through the mentioned system. In the case of participation through a proxy of legal representatives, the holders, when registering, must inform its proxy or legal representative email address, to which the abovementioned link and tutorial will be sent. In order to participate in the Meetings, holders or its representatives, as applicable, must access such link at least 20 minutes before the indicated time for the commencement of such meeting. When the meeting is initiated, the attendees will be counted and the character in which they attend, the place from which they are attending, and the system used by the Company to such effect. Once the lockdown, social distancing and/or measures restricting circulation are lifted in the corresponding jurisdictions where such documents are being issued, original authenticated instruments corresponding to each case (and their apostille) must be presented at the Company’s headquarters, within 3 business days. The Company reserves its right to, for any reason, (i) suspend, modify or cancel the call of each of the Meetings at any moment until the expiration of the term to present powers of attorneys and the notice of attendance to the Meetings, and (ii) postpone and/or decide not to extend the term to present powers of attorneys and the notice of attendance to the Meetings. The Company will publish a public announcement regarding any of said decisions pursuant to applicable law and in accordance with the Old Notes Indentures of the Existing Notes.